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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 13)


                          LEUCADIA NATIONAL CORPORATION
                                (Name of Issuer)


  COMMON SHARES, $1 PAR VALUE                                   527288 5 10 4
(Title of class of securities)                                  (CUSIP number)

                            ANDREA A. BERNSTEIN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                               NEW YORK, NY 10153
                                 (212) 310-8000
       (Name, address and telephone number of person authorized to receive notices and communications)


                                 JANUARY 7, 2005
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.


                         (Continued on following pages)
                               (Page 1 of 7 pages)

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NY2:\1497987\03\w3%r03!.DOC\76830.0001

------------------------------------------------------------------                ------------------------------------------------
CUSP No.  527288 5 10 4                                                 13D
------------------------------------------------------------------                ------------------------------------------------
-------------- ----------------------------------------------------------- -------------------------------------------------------
  1            NAME OF REPORTING PERSON:                                   Ian M. Cumming
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
-------------- -------------------------------------------------------------------------------------------------------------------
  2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (a) [X]
                                                                                                                    (b) [ ]
-------------- -------------------------------------------------------------------------------------------------------------------
  3            SEC USE ONLY

-------------- ------------------------------------- -----------------------------------------------------------------------------
  4            SOURCE OF FUNDS:                      N/A

-------------- -------------------------------------------------------------------------------------------------------------------
  5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):               [ ]
-------------- ----------------------------------------------------------- -------------------------------------------------------
  6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       United States

--------------------------- -------- ---------------------------------------------------- ----------------------------------------
    NUMBER OF                  7     SOLE VOTING POWER:                                   12,180,258
      SHARES
                            -------- ---------------------------------------------------- ----------------------------------------
   BENEFICIALLY                8     SHARED VOTING POWER:                                 222,810
     OWNED BY
                            -------- ---------------------------------------------------- ----------------------------------------
       EACH                    9     SOLE DISPOSITIVE POWER:                              12,180,258
    REPORTING
                            -------- ---------------------------------------------------- ----------------------------------------
   PERSON WITH                10     SHARED DISPOSITIVE POWER:                            222,810

-------------- -------------------------------------------------------------------------- ----------------------------------------
 11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   12,403,068

-------------- -------------------------------------------------------------------------------------------------------------------
 12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                             [X]
               See Item 5.
-------------- -------------------------------------------------------------------------------------------------------------------
 13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):        11.5 %

-------------- ----------------------------------------------------------- -------------------------------------------------------
 14            TYPE OF REPORTING PERSON:                                   IN

-------------- ----------------------------------------------------------- -------------------------------------------------------







                                       2

------------------------------------------------------------------                ------------------------------------------------
CUSP No.  527288 5 10 4                                                 13D
------------------------------------------------------------------                ------------------------------------------------

-------------- ----------------------------------------------------------- -------------------------------------------------------
  1            NAME OF REPORTING PERSON:                                   Joseph S. Steinberg
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
-------------- -------------------------------------------------------------------------------------------------------------------
  2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (a) [X]
                                                                                                                   (b) [ ]
-------------- -------------------------------------------------------------------------------------------------------------------
  3            SEC USE ONLY

-------------- ------------------------------------- -----------------------------------------------------------------------------
  4            SOURCE OF FUNDS:                      N/A

-------------- -------------------------------------------------------------------------------------------------------------------
  5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):              [ ]
-------------- ----------------------------------------------------------- -------------------------------------------------------
  6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       United States

--------------------------- -------- ---------------------------------------------------- ----------------------------------------
    NUMBER OF                  7     SOLE VOTING POWER:                                   8,416,348
      SHARES
                            -------- ---------------------------------------------------- ----------------------------------------
   BENEFICIALLY                8     SHARED VOTING POWER:                                 5,257,668
     OWNED BY
                            -------- ---------------------------------------------------- ----------------------------------------
       EACH                    9     SOLE DISPOSITIVE POWER:                              8,416,348
    REPORTING
                            -------- ---------------------------------------------------- ----------------------------------------
   PERSON WITH                10     SHARED DISPOSITIVE POWER:                            5,257,668

-------------- -------------------------------------------------------------------------- ----------------------------------------
 11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   13,674,016

-------------- -------------------------------------------------------------------------------------------------------------------
 12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                [X]
               See Item 5.
-------------- -------------------------------------------------------------------------------------------------------------------
 13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.7%

-------------- ----------------------------------------------------------- -------------------------------------------------------
 14            TYPE OF REPORTING PERSON:                                   IN

-------------- ----------------------------------------------------------- -------------------------------------------------------






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
Item 1.    Security and Issuer.

           This Statement constitutes Amendment No. 13 to the Statement on
Schedule 13D, as previously amended (the "Schedule 13D"), filed with the Securities and Exchange Commission, by Ian M. Cumming and Joseph S. Steinberg with respect to the Common Shares, par value $1 per share (the "Common Shares"), of Leucadia National Corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein shall have the meaning ascribed to them in the
Schedule 13D. The share amounts reflected in this Amendment No. 13 give effect to a three-for-two stock split effected in the form of a 50% stock dividend paid on December 31, 2004 to holders of record of the Company's Common Shares at the close of business on December 23, 2004 (the "Stock Dividend").

Item 4.    Purpose of Transaction.

           Item 4 is hereby amended by adding the following at the end thereof:

           The information set forth in Item 5 of this Schedule 13D is incorporated herein by reference.

Item 5.    Interest in Securities of the Issuer.

           (a)-(b) As of January 7, 2005, Ian M. Cumming and Joseph S. Steinberg beneficially owned the following Common Shares:

           Ian M. Cumming is the beneficial owner of 12,180,258 Common Shares. The 12,180,258 Common Shares represent approximately 11.3 % of the 107,600,403 Common Shares outstanding as of January 7, 2005. Mr. Cumming has sole dispositive power over such Common Shares. Mr. Cumming may also be deemed to be the beneficial owner of an additional 222,810 Common Shares (.2%) beneficially owned by his wife (directly and through trusts for the benefit of Mr. Cumming's children of which Mr. Cumming's wife is trustee). The foregoing does not include an aggregate of 211,146 Common Shares (approximately .2%) that are beneficially owned by a private charitable foundation, of which Mr. Cumming is a trustee and President and as to which Mr. Cumming disclaims beneficial ownership.

           Joseph S. Steinberg is the beneficial owner of 8,416,348 Common Shares. The 8,416,348 Common Shares represent approximately 7.8% of the 107,600,403 Common Shares outstanding as of January 7, 2005. Mr. Steinberg has sole dispositive power over such Common Shares. Mr. Steinberg may also be deemed to be the beneficial owner of an additional 5,257,668 Common Shares (4.9%) beneficially owned by his wife, daughter and a family trust.

           Messrs. Cumming and Steinberg have an oral agreement pursuant to which they will consult with each other as to the election of a mutually acceptable Board of Directors of the Company. Each of Mr. Cumming and Mr. Steinberg may, in the future, from time to time, acquire or dispose of additional Common Shares in private transactions, open market transactions or otherwise. Except as discussed in this Amendment No. 13, neither Mr. Cumming nor

Mr. Steinberg has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

           (c)-(d) On December 29, 2004, each of Mr. Cumming and Mr. Steinberg entered into an agreement to sell 1,125,000 Common Shares to Jefferies & Company, Inc. in a private transaction at a sale price of $44.00 per share pursuant to separate Stock Purchase Agreements. Pursuant to his agreement, Mr. Steinberg had the right to assign in whole or in part his obligation to sell Common Shares to a trust for the benefit of his children and/or his private charitable trust. Subsequent to the filing of Amendment No. 12 to the Schedule 13D and prior to consummation of the agreement, Mr. Steinberg gifted to this private charitable trust 204,546 Common Shares (the "Charitable Trust Shares"), and assigned to the private charitable trust his obligation to sell to Jefferies & Company, Inc. the Charitable Trust Shares. Mr. Steinberg also assigned to the trust for the benefit of his children his obligation to to sell to Jefferies & Company, Inc. 491,613 Common Shares (the "Childrens' Trust Shares"). All shares acquired from Mr. Cumming and Mr. Steinberg (including the Charitable Trust Shares and the Childrens' Trust Shares) by Jefferies & Company, Inc. pursuant to the agreements are subject to registration rights pursuant to Exhibit 1 to an Agreement and Plan of Reorganization between the Company and TLC Associates, a New York general partnership, dated February 23, 1989 (the "Registration Rights Provisions"). A copy of the Stock Purchase Agreement between Mr. Cumming and Jefferies & Company, Inc. was filed as Exhibit 1 to Amendment No. 12 to the
Schedule 13D, a copy of the Stock Purchase Agreement between Mr. Steinberg and Jefferies & Company, Inc. was filed as Exhibit 2 to Amendment No. 12 to the
Schedule 13D, and the Registration Rights Provisions were filed as Exhibit 3 to Amendment No. 12 to the Schedule 13D. All of such Exhibits are incorporated herewith by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

           Item 6 is hereby amended by adding the following at the end thereof:

           The information set forth in Item 5(c)-(d) of this Schedule 13D is incorporated herein by reference.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

           Dated: January 10, 2005



                                           By: /s/ Ian M. Cumming
                                               -------------------------------
                                               Ian M. Cumming

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

           Dated: January 10, 2005




                                           By: /s/ Joseph S. Steinberg
                                               -------------------------------
                                               Joseph S. Steinberg


















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